UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	FS Specialty Lending Fund
Address of Principal Business Office:	201 Rouse Blvd. Philadelphia, PA 19112
Telephone Number (including area code):	(215) 495-1150
File Number under the Securities Exchange Act of 1934:	814-00841

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.	The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☒	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☐	F.	Other. Explain the circumstances surrounding the withdrawal of election.

On October 28, 2025, pursuant to the Agreement and Plan of Reorganization, dated as of April 22, 2025, by and among FS Specialty Lending Fund, a Delaware statutory trust (the “Fund”), New FS Specialty Lending Fund, a Delaware statutory trust (the “Successor Fund”), and solely for the limited purposes set forth therein, FS/EIG Advisor, LLC, a Delaware limited liability company and investment adviser to the Fund (the “Adviser”), the Fund merged with and into the Successor Fund, with the Successor Fund continuing as the surviving company (the “Reorganization”). Shareholders of the Fund received common shares of beneficial interest of the Successor Fund in consideration for their shares of the Fund as a result of the Reorganization and became shareholders of the Successor Fund. The Successor Fund is a closed-end management investment company registered under the Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Successor Fund has caused this notification to be signed on its behalf by the undersigned duly authorized person.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Philadelphia and the Commonwealth of Pennsylvania on the 28th day of October, 2025.

FS Specialty Lending Fund (formerly, New FS Specialty Lending Fund), as successor by merger to FS Specialty Lending Fund

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	General Counsel

Attest:	/s/ Edward T. Gallivan, Jr.
Name:	Edward T. Gallivan, Jr.
Title:	Chief Financial Officer